[LETTERHEAD OF FIRST CALIFORNIA FINANCIAL GROUP, INC.]

November 5, 2009

BY HAND AND BY EDGAR

Rebekah Blakely Moore

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

RE:	First California Financial Group, Inc.

Form 10-Q for Fiscal Period Ended March 31, 2009

Filed June 30, 2009

File No. 000-52498

Dear Ms. Moore:

First California Financial Group, Inc., a Delaware corporation (the “Company”), is submitting this letter in response to your letter to Romolo Santarosa dated October 21, 2009, regarding the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2009 (the “Form 10-Q”). As we and our counsel have indicated to you on several occasions, we would like to move forward with the capital raise, for which we filed a registration statement on July 27, 2009. Accordingly, we would appreciate your assistance in concluding this process as expeditiously as possible.

To protect confidential business and financial information, the Company requests, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. Section 200.83, that the information provided in Annexes 1 through 6 and Appendices A through F be treated as confidential and not be disclosed to any person pursuant to the Freedom of Information Act or otherwise.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-002

Ms. Rebekah Blakely Moore

November 5, 2009

Under Rule 83, each page of this letter on which redactions appear is marked “Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83.” The remainder of this request for confidentiality and information for a Company contact appear at the end of this letter.

For your convenience, set forth below are your comments, followed by the Company’s responses.

1.	Please refer to our previous comments 1 and 4 in our letter dated September 4, 2009. In your response, it appears that you identified potential problems with your $22.5 million construction loan in the fall of 2008 since you state that you had recommended lowering the sales price to the borrower as sales activity had slowed and the current prices were not commensurate with market. Further, it appears that you were working similarly with other borrowers in similar situations prior to this time. Please tell us the following information:

(a)	We note in your response to our previous comment 4 that the unsuccessful resolution of the large credit in April influenced your view of market conditions and prompted the reevaluation of your qualitative factors. Although your previous resolution with other borrowers had been successful, it appears that your loan portfolio was showing signs of credit deterioration overall in that additional efforts were required on your part to resolve these loans and that sales prices had to be reduced in order to generate the necessary cash flows. Therefore, based on the information in your response, it appears that you were aware of this trend prior to December 31, 2008. Although it appears that certain of these loans may fall into the scope of SFAS 114, please tell us whether you considered the overall trend in this portfolio in your qualitative factors in each quarterly allowance estimate beginning in June of 2008. Please also include specific information related to your considerations as of the filing of your Form 8-K on April 23, 2009 in your response.

Response:	We did consider the overall trend of our construction and land portfolio, as well as the overall trends of our other portfolios, in each quarterly estimate of our allowance for loan losses. Each quarter, in connection with the estimation of our allowance for loan losses, we prepare a detailed analysis of the specific information we consider in connection with each of the nine qualitative factors used in estimating our allowance for loan losses. These analyses include monitoring the volume of sales, average sale prices and vacancy rates in our lending markets. For your reference, we have attached the analyses for each quarter from June 30, 2008 through June 30, 2009 as Annexes 1 through 6. Annex 4 contains the analysis of the information we considered in estimating our allowance for loan losses as of March 31, 2009 and reflected in the Form 8-K issued on April 23, 2009. Annex 5 contains the analysis of the information we considered in estimating our allowance for loan losses as of March 31, 2009 and reflected in the filing of our Form 10-Q for the first quarter of 2009 on June 30, 2009.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-003

Ms. Rebekah Blakely Moore

November 5, 2009

We strongly disagree with a characterization that our “loan portfolio was showing signs of credit deterioration overall in that additional efforts were required on [our] part to resolve these [construction] loans and that sales prices had to be reduced in order to generate the necessary cash flows.”

First, our nonaccrual and past due 90+ days and accruing loans were $8.6 million at December 31, 2007, $8.9 million at December 31, 2008 and $8.4 million at March 31, 2009. These loans represent approximately 1% of total loans at each period end. We do not believe that such nominal amounts with such nominal change support an assertion of credit deterioration. As we have stated in our previous responses, the change in our nonaccrual loans occurred in the second quarter of 2009 where they increased to $27.3 million, or nearly 3% of loans, because of one $22.5 million construction loan that moved to nonaccrual status in May 2009. Further, as disclosed in our Form 10-Q for the first quarter of 2009, at March 31, 2009, 31% of our loans were less than $1 million, 77% of our loans were less than $5 million, and only 8% of our loans were more than $10 million. We also note that our loan portfolio had a similar distribution at each of December 31, 2008 and June 30, 2009. This further demonstrates the aberrational nature of the increase to our nonaccrual loans caused by one $22.5 million construction loan becoming nonaccrual. Net loan charge-offs for the year ended December 31, 2007 were $466,000, or .07% of the average amount of loans for such period, and net loan charge-offs for the year ended December 31, 2008 were $930,000, or .12% of the average amount of loans for such period. Net loan charge-offs did increase in 2008, however, we do not believe that such nominal amounts or such nominal dollar change between periods support an assertion of a portfolio exhibiting credit deterioration.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-004

Ms. Rebekah Blakely Moore

November 5, 2009

Next, we believe that proactive dialogue with our borrowers is prudent and beneficial in managing credit, and we believe it is wrong to characterize such an effort as a sign of credit deterioration. In the period beginning from December 31, 2007 to March 31, 2009, 30 construction and land loans were successfully completed and paid off, with no loss incurred by us. A majority of these 30 loans were extended from their original maturity date in order to allow more time to market and successfully sell the underlying collateral. These 30 loans represented approximately $59 million, or 40% of outstanding construction and land loans at December 31, 2007. Where necessary, these borrowers lowered sales prices to address prevailing market conditions. The meetings with our borrowers, and the resulting successful completion and payoff of the construction and land loans previously noted, provided additional evidence to us about our ability to successfully minimize loan losses in a difficult banking environment. At December 31, 2008, the weighted average loan-to-value (“LTV”) ratios for loans greater than $1 million was 62.5% for our construction and land portfolio, 58.8% for our commercial real estate portfolio and 58.5% for our multifamily mortgage portfolio. Declining market prices would generally not have a significant impact on the collectibility of our loan portfolio. This is further evidenced by the fact that we experienced real estate related charge-offs of $19,000 for the entire year of 2008. We have a specific qualitative factor that considers changes in the value of collateral and this is considered in the estimate of our allowance for loan losses. We had also obtained updated appraisals on each of our construction and land loans during 2008 so that, as of December 31, 2008, none of these loans had an appraisal older than 12 months.

Finally, Appendix A shows a summary history and status as of each reporting date of our $22.5 million construction loan. As described in the section marked “4th Quarter 2009” of Appendix A, since our last response, this borrower has now accepted several sales at prices consistent with prevailing market conditions. Although these pending sales are at prices lower than the borrower initially planned, these prices are still substantially above the carrying value of our loan. We believe this is additional positive evidence and supportive of our previous valuation estimates. We recognize that the outcome of this particular loan is still uncertain. However, we believe we appropriately addressed this uncertainty in our qualitative assessments, particularly when this loan moved to nonaccrual status in the second quarter of 2009.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-005

Ms. Rebekah Blakely Moore

November 5, 2009

(b)	Please provide additional context as to the severity of the decline in the originally estimated sales prices as compared to the final selling prices for these types of loans. If you monitored these trends as a part of your allowance estimation methodology, please provide these trends for each previously requested reporting period. If you did not monitor these trends, please specifically confirm that fact.

Response:	As detailed in the sections of Annexes 1 through 6 marked “Comment 1(b)”, we monitor a number of real estate trends in our market areas, including vacancy rates, lease rates, net absorption, construction activity in retail, office and industrial sectors, median residential sales prices, number of home sales and residential foreclosure sales. We also monitor the progress of each construction project, including final sales price, in our regular meetings of our management loan committee. As examples, Appendix B shows the sales prices of the nine closed sales for the $22.5 million construction loan. Appendix C shows the estimated sales prices of the four pending sales.

(c)	Given the efforts of the bank in the fall of 2008 related to the $22.5 million loan, and the fact that it appears you identified the potential for a short-fall of cash flows that may have prevented the borrower from making payments according to the terms of the loan if property sales did not increase, please tell us why you did not disclose the $22.5 million loan as a potential problem loan pursuant to Item III.C.2 of Industry Guide 3 in your 2008 Form 10-K.

Response:	We understand Item III.C.2 of Industry Guide 3 requires disclosure of problem loans not otherwise disclosed. We identified and classified the $22.5 million construction loan as an impaired loan pursuant to SFAS 114 at December 31, 2008. Accordingly, we disclosed this impaired loan in footnote 4 to our consolidated financial statements included in our 2008 Annual Report on Form 10-K.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-006

Ms. Rebekah Blakely Moore

November 5, 2009

2.	Please refer to our previous comment 6 in our letter dated September 4, 2009. Please tell us how you concluded that the severity of the economic decline and the related impacts on your qualitative factors were not overlooked in your consideration of the qualitative factor adjustments in any previous reporting period. Please specifically address how you considered the fact that the indications of declining home prices and credit deterioration in certain of your portfolios as mentioned above were available prior to December 31, 2008 and the filing of your Form 8-K on April 23, 2009.

Response:	As we stated in response to Comment 1(a) above, we strongly disagree with a characterization that there was “credit deterioration in certain of [our] portfolios.”

Comment 2 above refers to “the severity of the economic decline” during 2008. During 2008, the economic decline was occurring in the residential 1-4 mortgage market as the sub-prime mortgage crises led to an increase in defaults and foreclosures. However, residential 1-4 mortgages comprised a small percentage of our loan portfolio during 2008 – approximately 10%. This includes both residential 1-4 mortgages and residential 1-4 construction loans. We monitored the residential 1-4 market and declining home prices during 2008. However, given the small amount of these loans in our loan portfolio, coupled with our low LTV ratios, there was minimal impact to our loan portfolio during 2008, as evidenced by the fact that real estate related charge-offs in 2008 totaled $19,000. The majority of our real estate loans are commercial mortgages, multifamily mortgages and commercial construction loans. These property types were not experiencing a “severe economic decline” in 2008 to the same degree similar to residential 1-4 mortgages. As supported by the detailed information marked “Comment 2” in Annexes 1 through 6, we monitor a number of real estate trends in our market areas, including vacancy rates, lease rates, net absorption, construction activity in retail, office and industrial sectors, median residential sales prices, number of home sales and residential foreclosure sales. We also monitor the trends in the national economy (unemployment, GDP, inflation), state economy (unemployment, GSP) and local economies in our lending markets (unemployment, per capita income, layoffs at large employers, trends in major local industries, population growth).

We believe that this documentation clearly demonstrates that we did not overlook the severity of the economic decline or any other qualitative factor in any previous reporting period.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-007

Ms. Rebekah Blakely Moore

November 5, 2009

3.	In your response to our previous comment 1 in our letter dated September 4, 2009, you state that in early May of 2009 the borrower related to your $22.5 million problem loan failed to pay down the loan and refused to lower sales prices. Please tell us the following information:

(a)	Please tell us whether the borrower met the terms of the loan and the additional payment requirements imposed in the fall of 2008 prior to this time.

Response:	The borrower met all of the terms of the original loan prior to the loan extension in the fourth quarter of 2008. Thereafter, the borrower met all the terms of the loan extension until late April 2009 when it informed us that it would not make the $4 million principal reduction required on May 14, 2009.

Please see Appendix A for a summary history and status of this loan as of each reporting date.

(b)	Please tell us whether the borrower agreed to lower sales prices during your meetings in the fall of 2008 or whether you discovered that the borrower had chosen not to do so at the time of default. Please tell us whether your additional loan terms were formalized by a contractual change in loan terms or whether these changes were agreed upon verbally.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-008

Ms. Rebekah Blakely Moore

November 5, 2009

Response:	In the fall of 2008, in connection with our considering and ultimately granting an extension, we entered into a written agreement with the borrower pursuant to which the borrower agreed to a schedule of principal reductions and to an increase in the loan interest rate and granted us a lien on a personal residence as additional collateral. In the fourth quarter, the borrower lowered sales prices to the estimated values in the October 2008 appraisal. In the first and second quarters of 2009, the borrower did not lower prices to the estimated current values obtained by First California Bank (the “Bank”) using a broker price opinion.

(c)	Please clarify to specifically define what you mean when you say that this loan is adequately collateralized and tell us the amount of specific reserves related to this loan for each quarter beginning with the June 30, 2008 period.

Response:	In connection with an extension request for this loan in October 2008, we obtained an appraisal for the underlying property, which indicated a $37.7 million retail value and $27.0 million bulk value. Based on such appraisal, a broker price opinion obtained in the second quarter of 2009 and our knowledge of the market in which the property is located, we believe the loan is adequately collateralized and, therefore, we did not allocate specific reserves related to this loan at the end of June 2008, September 2008, December 2008, March 2009, or June 2009.

(d)	Please tell us whether you had a current appraisal for this loan during any of the previously mentioned periods. If you obtained a current appraisal during any of those periods, please tell us whether you charged off any portion of this loan as a result of updated collateral values.

Response:	As noted in our response above, we obtained an appraisal for this loan in October 2008. We did not charge-off any portion of this loan because there was no collateral value shortfall based on such appraisal. We supplementally advise that we are currently in the process of obtaining an updated appraisal on this property consistent with our appraisal policy.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-009

Ms. Rebekah Blakely Moore

November 5, 2009

[Information omitted pursuant to confidential treatment request]

4.	Please refer to our previous comment 3 in our letter dated September 4, 2009. Please provide the information previously requested for all of your qualitative factors. Please provide the amount of the originally determined qualitative factor, the amount of any adjustments made to these factors and a qualitative description of the reasons for the adjustment as well as the final qualitative factor. Please clarify how you utilize this information to arrive at a final dollar amount attributable to your qualitative factors.

Response:	Based on the guidance provided on our teleconference call with you on September 11, 2009, we focused our response to prior comment 3 on the individual qualitative loss factors that contributed significantly to the change in our allowance for loan losses from period to period.

Appendix D lists our estimate for each factor, as described more fully in the sections marked “Comment 4” in Annexes 1 through 6. As indicated in our response letter of September 21, 2009, our methodology involves both an assessment of each individual qualitative factor and an overall assessment of the sum of the individual factors. First, we make an estimate for each individual qualitative factor and then we sum the individual qualitative factors to arrive at our overall estimated qualitative loss factor. Following this process, we assess whether the resulting total loss factor is reasonable and consistent with our knowledge of our loan portfolio and current asset quality trends. To the extent that, based on our assessment, we believe that the total qualitative loss factor was not at an appropriate level, we re-assess our estimate of the relevant individual factors to ensure that we arrive at the reasonable total qualitative loss factor. Accordingly, in Annex 5, we delineate the factors resulting in the various adjustments to our qualitative factors as well as describe the information considered with respect to each of our qualitative factors.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-0010

Ms. Rebekah Blakely Moore

November 5, 2009

To arrive at a final dollar amount attributable to our qualitative factors, we apply the sum of the nine qualitative factors (in basis points) to the entire loan portfolio.

5.	Please refer to our previous comment 4 in our letter dated September 4, 2009. We note the disclosure of your non-accrual loans, charge-offs and past due loans in your filings. Please provide the requested information related to the other qualitative factors included in your disclosure. Please also provide the previously requested information regarding how all of these trends and factors were specifically considered in connection with your determination of the allowance for loan losses. To the extent you considered specific quantified trends, please provide that information for each reporting period beginning June 30, 2008. If you did not consider any quantified trends, please tell us that fact. Please provide a description of any other specific information considered in connection with these quantitative factors, such as newspaper articles, statistical data, etc.

Response:	As noted above in response to comment 4, in our prior response letter we only provided information regarding the three individual qualitative loss factors that changed significantly from period to period. We included this subset of information based on our understanding that such a response would be acceptable and responsive to the comment. Please see Appendix D for a table that lists our estimate for each factor described in Annexes 1 through 6.

As detailed more fully in the sections marked “Comment 5” in Annexes 1 through 6, we considered the following specific quantified trends in our market areas in connection with the estimation of our allowance for loan losses: vacancy rates, lease rates, net absorption, construction activity in retail, office and industrial sectors, median residential sales prices, number of home sales and residential foreclosure sales.

In addition to monitoring such quantified trend information, we also monitor the trends in the national economy (unemployment, GDP, inflation), state economy (unemployment, GSP) and local economies in our lending markets (unemployment, per capita income, layoffs at large employers, trends in major local industries, population growth). We utilize information from the Bureau of Economic Analysis, Bureau of Labor Statistics, UCLA Business Forecast, University of Pacific Business Forecast, California Association of Realtors, Los Angeles Economic Development Corporation’s Business Forecast, Marcus and Millichap, DataQuick, CB Richard Ellis and Hendricks and Partners to monitor general economic conditions and real estate values in our lending markets.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-0011

Ms. Rebekah Blakely Moore

November 5, 2009

While we consider all of these external factors, we also place as much importance on our institution-specific trends and performance which was generally positive throughout 2008 relative to both certain local and national trends. Further, in our estimation of allowance for loan losses in connection with the preparation of our financial statements, we relied in part on Financial Institutions Letter 105-2006, which provides the following guidance:

“Management must exercise significant judgment when evaluating the effect of qualitative factors on the amount of the ALLL because data may not be reasonably available or directly applicable for management to determine the precise impact of a factor on the collectibility of the institution’s loan portfolio as of the evaluation date. For example, the institution may have economic data that shows commercial real estate vacancy rates have increased in a portion of its lending area. Management should determine an appropriate adjustment for the effect of that factor on its current portfolio that may differ from the adjustment made for the effect of that factor on its loan portfolio in the past. It is management’s responsibility to use its judgment to determine the best estimate of the impact of that factor and document its rationale for its best estimate. This rationale should be reasonable and directionally consistent with changes that have occurred in that factor based on the underlying supporting evidence previously discussed.”

Financial Institutions Letter 105-2006 also provides the following guidance for institutions that have experienced very low actual historical losses in determining the appropriate loss factors and qualitative factors in the estimation of the appropriate allowance for loan losses. “Judgment is important in these situations because each institution’s ALLL should be based on an institution-specific analysis of the loans in its portfolio.” Accordingly, it is our opinion that the guidance of FIL-105-2006 and the process described to estimate an appropriate ALLL was consistently applied by us, and we appropriately adjusted our best estimate of the effects of certain factors as new supporting evidence became available that suggested changes to the factors were warranted.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-0012

Ms. Rebekah Blakely Moore

November 5, 2009

6.	We note your disclosure of your charge-off policy on page 45 of your Form 10-K. This disclosure is relatively general, however your response to our prior comment 7 in our letter dated September 4, 2009 implies that you have robust policies and criteria for determining when a loan should be charged-off. Considering the material increase in charge-offs during 2008 and in the quarter ended March 31, 2009, please revise to disclose your specific policies and criteria for determining when loans should be charged-off. If this policy varies by loan type, please disclose that also.

Response:	Our response to prior comment 7 only stated that “our company policies provide specific criteria for when a credit should be charged-off.” We do not believe that this implies in any way that our policies are “robust.”

Please see Appendix E for a table that lists our net loan charge-offs by principal type of loan for each quarter of 2008 and the first two quarters of 2009. We disagree with a characterization that our net loan charge-offs materially increased in 2008. Net loan charge-offs for the year ended December 31, 2007 were $466,000, or .07% of the average amount of loans for such period, and net loan charge-offs for the year ended December 31, 2008 were $930,000, or .12% of the average amount of loans for such period. While we recognize that this represented a 100% increase in net loan charge-offs on a percentage basis, such nominal amounts or such nominal dollar change between periods is not material to us based on the average amount of loans. Also, the 100% increase on a percentage basis was actually an indicator of the strength of our asset quality. As shown on page 28 of Annex 4, our core peer group charge-offs increased from .13% in 2007 to 1.89% in 2008 and our FDIC peer group charge-offs increased from .23% in 2007 to .75% in 2008. See page 27 of Annex 4 for a description of these peer groups. The 100% increase on a percentage basis and the charge-off percentage of .12% in 2008 were both significantly better than experienced by our peers.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-0013

Ms. Rebekah Blakely Moore

November 5, 2009

We do note, however, that our net loan charge-offs did increase significantly for 2009. We will expand our discussion of loan charge-off policies in future filings to include disclosure to the following effect:

The uncollectible portion of the non-performing loans are charged-off in accordance with statutory requirements. Unless well-secured and in the process of collection, all commercial and real estate loans are charged-off by the time their principal or interest becomes 120 days delinquent (i.e., the portion of the loan that is not well-secured). Consumer loans are charged off by the time they become 90 days delinquent, unless they are well-secured and in the process of collection. Overdrafts are charged-off when they become more than 60 days old.

7.	Please refer to our previous comment 7 in our letter dated September 4, 2009. In light of your disclosure on page 12 of your June 30, 2009 Form 10-Q that a significant portion of your portfolio is collateralized by real estate and considering the material increase in charge-offs during the quarter ended March 31, 2009 that were a result of receiving updated appraisals, please tell us and revise to disclose your policy for obtaining updated appraisals for your collateral dependent loans. If your policy varies by loan type, please disclose that also.

Response:	Our appraisal policy is attached hereto as Appendix F. We will include in future filings disclosure to the following effect regarding the Bank’s appraisal policy with respect to real estate secured loans:

•	All business loans in excess of $1,000,000 where real estate was taken but where the sale or rental of the real estate is not the primary source of repayment;

•	All business loans in excess of $250,000 where real estate was taken and where the sale or rental of the real estate is the primary source of repayment; and

•	All real estate secured loans in excess of $250,000.

For all new loans and loans being renewed or extended that require an appraisal, a current appraisal is required, which means an appraisal report with an “as of” date and a property inspection date that are not more than six months before the date of loan funding.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-0014

Ms. Rebekah Blakely Moore

November 5, 2009

Updated appraisal reports are obtained only in accordance with Uniform Standards of Professional Appraisal Practice guidelines or, in order to determine the useful life of an existing appraisal. In general, the useful life of an appraisal, regardless of amount, is deemed to be the life of the originating loan, unless:

•	There has been a deterioration in the borrower’s performance and there is an increasing likelihood of a forced liquidation of the property and the existing appraisal is older than two years, and/or

•

There has been deterioration in the property’s value due to a significant depreciation in local real estate values, lack of maintenance, changes in zoning, environmental contamination, or other circumstances.

8.	The provision for loan losses for the period ended March 31, 2009 as reported in your April 23, 2009 Form 8-K was $1,115,000 and revised provision for loan losses reported in your March 31, 2009 Form 10-Q totaled $5,069,000, which is a 355% difference from your original estimate. Please tell us whether and how you considered the magnitude of this change when concluding that the revision was a change in estimate and not the correction of an error.

Response:	We concluded, after consultation with our Audit Committee of the Board of Directors, outside counsel and independent accountants, that an error did not occur in our financial statements for two principal reasons.

First, SFAS No. 154 “Accounting Changes and Error Corrections” defines an error in previously issued financial statements as resulting from (1) mathematical mistakes; (2) mistakes in the application of GAAP; (3) a change from an accounting principle that is not generally accepted to one that is generally accepted; and (4) oversight or misuse of facts that existed at the time the financial statements were prepared. The only item which could apply to our set of circumstances is item (4). However, based upon our analysis and thorough consideration of many different factors, trends and data in estimating our allowance for loan losses, as evidenced by the information we have provided in the Annexes and Appendices to this response, we believe that there was

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-0015

Ms. Rebekah Blakely Moore

November 5, 2009

no oversight or misuse of facts that existed at the time the financial statements were prepared. Due to the magnitude of the change, we did consider whether the December 31, 2008 financial statements were misstated. After due and careful consideration and after reviewing the information and analyses that supported the reasoned judgments made in prior periods, we concluded that the change was not due to a correction of an error. [Information omitted pursuant to confidential treatment request]

SFAS No. 154 also states, in the definition of “change in accounting estimate” in paragraph 2(d), “A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information.” We believe that new information could result in a small or large change to the prior period’s estimate. A large change in an estimate is proper if the new information is significant. Please note that over two months elapsed between the April 23, 2009 8-K and the filing of the Form 10-Q on June 30, 2009, and the amount of new information which became available to us during that time was significant. We were aware of, and considered, the large change in charge-offs and loan loss provision in the first quarter of 2009 as compared to prior periods when estimating our allowance for loan losses in our March 31, 2009 financial statements. As we have stated in our previous responses, the underlying events occurred in the second quarter of 2009 but prior to the filing of our first quarter financial statements. We properly considered the subsequent events through June 30, 2009, in our March 31, 2009 financial statements in accordance with SFAS No. 165 “Subsequent Events” and Statement on Auditing Standards No. 1, Section 560 “Subsequent Events.”

As we have stated in this and all previous responses, we believe that the significant change in our asset quality trends in the second quarter of 2009, as evidenced by the increase in our nonaccrual loans, warranted our reassessment of our qualitative factors. We believe that the significant change in our loan delinquency trends in the second quarter of 2009 as evidenced by the increase in loans past due 30 to 89 days for April and May warranted our reassessment of our qualitative factors. We consider this new information to constitute a change in our accounting estimate, and not the correction of an error from a previous period.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-0016

Ms. Rebekah Blakely Moore

November 5, 2009

The second principal reason we disagree with the contention of an error in our financial statements relates to the comment’s inference that an error occurred in the issuance of the financial statements in the April 23, 2009 Form 8-K. We respectfully note that Emerging Issues Task Force Topic No. D-86 “Issuance of Financial Statements” states “the issuance of an earnings release does not constitute issuance of financial statements because the earnings release would not be in a form and format that complies with GAAP or GAAS.” Such an inference is not supported by the accounting literature, which clearly provides that such a concept is not applicable to an earnings release.

9.	Gross charge-offs as originally reported in your April 23, 2009 Form 10-K were $194,000 and the revised amount of gross charge-offs in your March 31, 2009 Form 10-Q were $1,847,000, which is an 856% difference from your original estimate. In your response to our previous comment 7 in our letter dated September 4, 2009, you state that the increase in charge-offs during the first quarter of 2009 were a result of the receipt of appraisals for several collateral dependent loans. Therefore, it appears that you considered the receipt of these appraisals when determining your revised estimate. Please tell us generally how you monitor collateral values. In this regard, please tell us whether you made any adjustments for potentially old and outdated appraisal values in consideration of the trend of declining market prices mentioned in your response to our previous comment 1 in our letter dated September 4, 2009. Please tell us specifically if this information is included in any of your qualitative factors. Please tell us whether you had specifically reserved for any estimates of collateral value shortfall for these loans prior to the receipt of the updated appraisals. If you did not consider the decline in value related to these and other collateral dependent loans in your estimate of the ALL or overlooked the severity of these trends in your estimate, please tell us how you concluded that the changes to your methodology constituted a change in estimate and not the correction of an error.

Response:	As described in response to comment 7 above, our policy is to receive a current appraisal for all new loans and loans being renewed or extended, which means an appraisal report with an “as of” date and a property inspection date that are not more than six months before the date of loan funding.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-0017

Ms. Rebekah Blakely Moore

November 5, 2009

Updated appraisal reports are obtained only in accordance with Uniform Standards of Professional Appraisal Practice guidelines or, in order to determine the useful life of an existing appraisal. In general, the useful life of an appraisal, regardless of amount, is deemed to be the life of the originating loan, unless:

•	There has been a deterioration in the borrower’s performance and there is an increasing likelihood of a forced liquidation of the property and the existing appraisal is older than two years, and/or

•

There has been deterioration in the property’s value due to a significant depreciation in local real estate values, lack of maintenance, changes in zoning, environmental contamination, or other circumstances.

A significant portion of our loans are located in five local economies in Southern California. We have lending personnel in offices throughout these five geographic areas, who have intimate knowledge of these markets and are able to monitor collateral values. We also obtain information from DataQuick, CB Richard Ellis, Marcus and Millichap, California Association of Realtors and Hendricks and Partners to monitor the value of real estate collateral in our lending markets. Please refer to the sections marked “Comment 9” in Annexes 1 through 6 for a discussion of real estate markets and trends in our lending markets for the quarterly periods ended June 30, 2008, September 30, 2008, December 31, 2008, March 31, 2009 and June 30, 2009. For our construction portfolio, we frequently inspect the projects to ensure the percentage of completion is consistent with the percentage of the loan disbursed. For projects with multiple units, we constantly monitor sales activity, opened escrows and listing prices of units. As discussed in our response to comment 1(a) above, we had also obtained updated appraisals on each of our construction and land loans during 2008 so that, as of December 31, 2008, no loan had an appraisal older than 12 months. This made it unnecessary for us to make any significant adjustments for potentially old and outdated appraisal values in consideration of the trend of declining market prices. At December 31, 2008, the weighted average loan-to-value

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-0018

Ms. Rebekah Blakely Moore

November 5, 2009

ratios for loans greater than $1 million was 62.5% for our construction and land portfolio, 58.8% for our commercial real estate portfolio and 58.5% for our multifamily mortgage portfolio. Declining market prices would generally not have a significant impact on the collectibility of our loan portfolio. This is further evidenced by the fact that we experienced real estate related charge-offs of $19,000 for the entire year of 2008. We have a specific qualitative factor that considers changes in the value of collateral and this is considered in the estimate of our allowance for loan losses. For the loans that were charged-off in the first quarter of 2009 due to updated appraisals being received, we had previously fully reserved for these estimated shortfalls before receiving the updated appraisals. These loans were purchased from another financial institution and continue to be serviced by the other financial institution. In the first quarter of 2009, our servicer reports showed a delinquency for 5 of the mortgages. We proactively obtained drive-by appraisals for each of the properties and established specific reserves for these loans at March 31, 2009. We subsequently obtained appraisals from the servicer and there was no significant difference between our initial and subsequent estimated allowance. Since these loans were collateral dependent, and the DFI and FDIC examiners expressed their skepticism as to the potential for any loan modification or refinancing, we charged-off the previously estimated amount of $683,000 in our first quarter 2009 Form 10-Q. To date, one loan was foreclosed upon and four loans are still in the process of foreclosure. We feel the documentation contained in Annexes 1 through 6 support our conclusion that the decline in market values of collateral was consistently considered in the estimation of our allowance for loan losses.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-0019

Ms. Rebekah Blakely Moore

November 5, 2009

10.	In your June 30, 2009 Form 10-Q, you disclose on page 25 that you are “reevaluating the sufficiency of the original loan commitment to absorb interest charges (i.e., interest reserves)” related to your construction loans. Considering the trends noted in your response to our prior comment 1 in our letter dated September 4, 2009 regarding slowing sales and declining market prices, please provide the following information:

(a)	Please clarify whether you have repacked any of the interest reserves related to these loans.

Response:	Please see our discussion on page 43 of our 2008 Form 10-K, page 25 of our Form 10-Q for the first quarter of 2009, and page 30 of our Form 10-Q for the second quarter of 2009. We discussed that we supplemented our regular construction loan monitoring practices by updating project appraisals, re-evaluating estimated project marketing time and re-evaluating the sufficiency of the original loan commitment to absorb interest charges (i.e., interest reserves). In circumstances where we found the interest reserve for a construction loan commitment was not sufficient, the project sponsor made payments to us from its general resources or the project sponsor placed with us the proceeds from a portion of the project sale to replenish the interest reserve. At December 31, 2008, there were two loans (the $22.5 million construction loan and a smaller loan in the amount of $414,000) where supported by a current appraisal, LTV requirements, short-term performance hurdles and the ability of the project sponsor, we financed the replenishing of the interest reserve. In the case of the smaller loan, the loan to value ratio was equal to 70% and in the case of the $22.5 million construction loan, the loan to value ratio was 59% after the financing of the interest reserve. During 2009, approximately $430,000 of interest income has been recognized from the interest reserves of these two loans.

(b)	Please tell us and revise to disclose whether you evaluate interest income accrued on loans with interest reserves for collectability prior to maturity. Please tell us and revise to disclose how you monitor these loans on an ongoing basis for deterioration in credit quality.

Response:

In future filings, we will disclose that, in addition to monitoring the progress of each construction project, including final sales price, in our regular meetings of our management loan committee, we also monitor the interest reserve, if any, related to each project. Interest

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-0020

Ms. Rebekah Blakely Moore

November 5, 2009

income accrued on loans with interest reserves are evaluated for collectability in the same manner as other loans in our portfolio. If there is doubt or uncertainty regarding the ultimate collection of all interest and principal owed, the loan would be placed on nonaccrual status.

These loans are monitored for deterioration in credit quality similar to the other construction loans in our portfolio. Sales activity, loan to value ratios, current sales prices and/or list prices versus loan balance and updated appraisals are all methods we use to monitor the credit quality of these loans.

Summary

We identify and disclose the allowance for loan losses as a critical accounting policy in the footnotes to our financial statements and in Management’s Discussion and Analysis of Financial Condition and Results of Operations in each of Forms 10-K and 10-Q. Specifically, we state that our evaluations take into consideration a number of factors, such as, among others, changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower’s ability to pay. We also state that various regulatory agencies, as a regular part of their examination process, periodically review our allowance for loan losses and may require us to recognize additions to the allowance based on their judgment of information available to them at the time of their examinations. We further state that while we believe that our estimates and assumptions are reasonable, actual results may differ significantly from these estimates and assumptions and that such differences may have a material effect on the carrying value of our loans and on our results of operations. We believe our public disclosure adequately identifies our use of estimates and assumptions, and the changes that may occur as a result of various factors.

We believe that this response, and our previous responses, clearly demonstrate that:

•	Our loan portfolio was not exhibiting any material credit deterioration for any period prior to January 1, 2009.

•	We did not overlook or omit any material fact or trend in any of our estimates of the allowance for loan losses for any of the periods referred to in this response.

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-0021

Ms. Rebekah Blakely Moore

November 5, 2009

•	Our change in asset quality occurred in the second quarter of 2009 due to a single, $22.5 million construction loan as well as the increase in nonaccrual loans and in loans past due 30 to 89 days.

•	[Information omitted pursuant to confidential treatment request]

•

We appropriately addressed the asset quality change occurring in the second quarter of 2009 and respected the cumulative knowledge and opinions of our bank regulatory agencies in our estimate of the allowance for loan losses for the first quarter of 2009.

Request for Confidential Treatment

To protect confidential business and financial information, the Company requests confidential treatment of certain information in this letter.

If any person (including any government employee who is not a member of the Commission’s staff) should request an opportunity to inspect or copy such documentation and information, the Company requests that (i) you promptly notify the Company of such request by writing to the Company’s Chief Financial Officer at the address noted above or by facsimile at (805) 383-1826, or by calling (805) 322-9333; (ii) you furnish the Company’s Chief Financial Officer with a copy of all written material pertaining to such request (including but not limited to the request itself and any determination by the Commission’s staff with respect to such request); and (iii) you give the Company’s Chief Financial Officer sufficient advance notice of any intended release so that the Company may, if it deems it necessary or appropriate, pursue any available remedies. If the Commission is not satisfied that the redacted information in this letter is exempt from disclosure, the Company requests an opportunity to be heard on its claim of exemption.

The foregoing request also applies to any reports, summaries, analyses, letters, or memoranda arising out of, in anticipation of or in connection with the Commission’s examination or inspection and memoranda, notes, transcripts

Confidential Treatment is Requested by First California Financial Group, Inc. Pursuant to 17 C.F.R. 200.83	FCAL-0022

Ms. Rebekah Blakely Moore

November 5, 2009

or writings of any kind which are made by or at the direction of an employee of the Commission (or any other governmental agency authorized to do so) and which incorporate, include or relate to any of the matters (i) contained in the identified information or any materials furnished by the Company to the Commission (or any other governmental agency) or (ii) referred to in any conference, meeting, or telephone conversation between (a) counsel for the Company and (b) employees of the Commission (or any other governmental agency).

If you have any questions regarding the foregoing, please contact the undersigned at (805) 322-9555.

Please acknowledge receipt of this letter by file-stamping and returning the enclosed duplicate of this letter to the undersigned.

Respectfully yours,

/s/ Romolo Santarosa Romolo Santarosa
Chief Financial Officer

cc:	John P. Nolan, Senior Assistant Chief Accountant

Securities and Exchange Commission

Gregg A. Noel, Esq.,

Skadden, Arps, Slate, Meagher & Flom LLP

Confidential Treatment is Requested by First California Financial Group, Inc.

Pursuant to 17 C.F.R. 200.83.

List of Annexes and Appendices

Annex 1:	ALLL Analysis and Qualitative Loss Factor Analysis, June 30, 2008

Annex 2:	ALLL Analysis and Qualitative Loss Factor Analysis, September 30, 2008

Annex 3:	ALLL Analysis and Qualitative Loss Factor Analysis, December 31, 2008

Annex 4:	ALLL Analysis and Qualitative Loss Factor Analysis, March 31, 2009 (April 23, 2009 Form 8-K)

Annex 5:	ALLL Analysis and Qualitative Loss Factor Analysis, March 31, 2009 (June 30, 2009 Form 10-Q)

Annex 6:	ALLL Analysis and Qualitative Loss Factor Analysis, June 30, 2009

Appendix A:	Summary history and status of $22.5 million construction loan

Appendix B:	Sales prices of nine closed sales for $22.5 million construction loan

Appendix C:	Estimated sales prices of four pending sales for $22.5 million construction loan

Appendix D:	Table of individual qualitative loss factors

Appendix E:	Net loan charge-offs by principal type of loan

Appendix F:	Appraisal policy

Confidential Treatment is Requested by First California Financial Group, Inc.

Pursuant to 17 C.F.R. 200.83.

Annex 1

[Confidential treatment has been requested for all of Annex 1, which consists of 29 pages.]

First California Financial Group, Inc. requests that the information contained in this Annex 1 be treated as confidential information and that the Commission provide timely notice to the Company’s Chief Financial Officer before it permits any disclosure of such information.

Confidential Treatment is Requested by First California Financial Group, Inc.

Pursuant to 17 C.F.R. 200.83.

Annex 2

[Confidential treatment has been requested for all of Annex 2, which consists of 29 pages.]

First California Financial Group, Inc. requests that the information contained in this Annex 2 be treated as confidential information and that the Commission provide timely notice to the Company’s Chief Financial Officer before it permits any disclosure of such information.

Confidential Treatment is Requested by First California Financial Group, Inc.

Pursuant to 17 C.F.R. 200.83.

Annex 3

[Confidential treatment has been requested for all of Annex 3, which consists of 30 pages.]

First California Financial Group, Inc. requests that the information contained in this Annex 3 be treated as confidential information and that the Commission provide timely notice to the Company’s Chief Financial Officer before it permits any disclosure of such information.

Confidential Treatment is Requested by First California Financial Group, Inc.

Pursuant to 17 C.F.R. 200.83.

Annex 4

[Confidential treatment has been requested for all of Annex 4, which consists of 31 pages.]

First California Financial Group, Inc. requests that the information contained in this Annex 4 be treated as confidential information and that the Commission provide timely notice to the Company’s Chief Financial Officer before it permits any disclosure of such information.

Confidential Treatment is Requested by First California Financial Group, Inc.

Pursuant to 17 C.F.R. 200.83.

Annex 5

[Confidential treatment has been requested for all of Annex 5, which consists of 33 pages.]

First California Financial Group, Inc. requests that the information contained in this Annex 5 be treated as confidential information and that the Commission provide timely notice to the Company’s Chief Financial Officer before it permits any disclosure of such information.

Confidential Treatment is Requested by First California Financial Group, Inc.

Pursuant to 17 C.F.R. 200.83.

Annex 6

[Confidential treatment has been requested for all of Annex 6, which consists of 32 pages.]

First California Financial Group, Inc. requests that the information contained in this Annex 6 be treated as confidential information and that the Commission provide timely notice to the Company’s Chief Financial Officer before it permits any disclosure of such information.

Confidential Treatment is Requested by First California Financial Group, Inc.

Pursuant to 17 C.F.R. 200.83.

Appendix A

[Confidential treatment has been requested for all of Appendix A, which consists of 2 pages.]

First California Financial Group, Inc. requests that the information contained in this Appendix A be treated as confidential information and that the Commission provide timely notice to the Company’s Chief Financial Officer before it permits any disclosure of such information.

Confidential Treatment is Requested by First California Financial Group, Inc.

Pursuant to 17 C.F.R. 200.83.

Appendix B

[Confidential treatment has been requested for all of Appendix B, which consists of 1 page.]

First California Financial Group, Inc. requests that the information contained in this Appendix B be treated as confidential information and that the Commission provide timely notice to the Company’s Chief Financial Officer before it permits any disclosure of such information.

Confidential Treatment is Requested by First California Financial Group, Inc.

Pursuant to 17 C.F.R. 200.83.

Appendix C

[Confidential treatment has been requested for all of Appendix C, which consists of 1 page.]

First California Financial Group, Inc. requests that the information contained in this Appendix C be treated as confidential information and that the Commission provide timely notice to the Company’s Chief Financial Officer before it permits any disclosure of such information.

Confidential Treatment is Requested by First California Financial Group, Inc.

Pursuant to 17 C.F.R. 200.83.

Appendix D

[Confidential treatment has been requested for all of Appendix D, which consists of 1 page.]

First California Financial Group, Inc. requests that the information contained in this Appendix D be treated as confidential information and that the Commission provide timely notice to the Company’s Chief Financial Officer before it permits any disclosure of such information.

Confidential Treatment is Requested by First California Financial Group, Inc.

Pursuant to 17 C.F.R. 200.83.

Appendix E

[Confidential treatment has been requested for all of Appendix E, which consists of 1 page.]

First California Financial Group, Inc. requests that the information contained in this Appendix E be treated as confidential information and that the Commission provide timely notice to the Company’s Chief Financial Officer before it permits any disclosure of such information.

Confidential Treatment is Requested by First California Financial Group, Inc.

Pursuant to 17 C.F.R. 200.83.

Appendix F

[Confidential treatment has been requested for all of Appendix F, which consists of 16 pages.]

First California Financial Group, Inc. requests that the information contained in this Appendix F be treated as confidential information and that the Commission provide timely notice to the Company’s Chief Financial Officer before it permits any disclosure of such information.